

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 11, 2016

Ismael Llera
President
Illumination America, Inc.
2060 NW Boca Raton Blvd., #6
Boca Raton, FL 33431

> **Re:** **Illumination America, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 3, 2016**
> **File No. 333-208968**

Dear Mr. Llera:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 9, 2016 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 19

1. We note your response to our comment 5. You indicated that the increase in revenue was due to more and larger projects. We further note that your gross margin is also affected by product mix. Please quantify the increase in revenues attributable to volume and prices.

<u>Audited Financial Statements, page F-2 to F-11</u>

2.   Please update and provide the audited financial statements for December 31, 2015 in your next amendment.

<u>Unaudited Financial Statements for the Three and Nine Month Periods Ended September 30, 2015 and 2014</u>
<u>Statements of Cash Flows, page F-15</u>

3.   We note your response to our comment 17. As previously requested, please revise and reclassify the non-cash stock-based compensation of $350,000 as an adjustment to reconcile net loss to net cash provided by operations.

        You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

                        Sincerely,

                        /s/ Kathleen Krebs, for

                        Larry Spirgel
                        Assistant Director
                        AD Office 11 – Telecommunications